UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 17, 2008

To

COMISIÓN NACIONAL

DE VALORES

Re: Results of Public Tender Offer to Repurchase Shares. Repurchase of Shares in the Market.

Ladies and gentlemen:

I am addressing this communication to the Comisión Nacional de Valores (the “CNV”) in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (hereinafter the “Company” or “Edenor”) and in compliance with articles 2 and 3 of Chapter XXI of the CNV Rules, in relation to the public tender offer to repurchase shares of the Company (the “Offer”) whose launch, terms and conditions were decided by the Board of Edenor at the meetings held on October 23, 29 and 30, 2008, and which were communicated to the market by these same means on October 24, 29 and 30, 2008, to communicate its results.

I hereby inform you that, within the framework of the Offer, the Company received offers to sell 400,000 shares of the Class B common stock of the Company of Ps. 1 (one peso) nominal value per share and with the right to 1 (one) vote each, which were all accepted in accordance with the section “Procedure for Acceptance and Adjudication” of the terms and conditions of the Offer.

All the repurchases of shares within the framework of the Offer were made at a price of Ps. 0.65 (sixty five cents of a peso) per share and will be liquidated in conformity with the terms and conditions of the Offer.

Finally, I hereby inform you that the Board of the Company resolved at a meeting held on November 14 to determine the terms and conditions for the repurchase of Class B shares issued by the Company through transactions in the market for up to Ps. 45,000,000 within the terms of Article 68 of Law 17,811 (as updated by Decree 677/2001) and the Rules of the CNV.

Such procedure shall be subject to the following terms and conditions:

•

Purpose: The purpose of the repurchase of shares of the Company through transactions in the market within the terms of Article 68 of Law 17,811 (as updated by Decree 677/2001) and the Rules of the CNV is to advance the best interests of the shareholders that remain as such once such repurchases are completed, who, by virtue of the suspension of the voting and economic rights accompanying the shares to be repurchased in conformity with the applicable legislation, will increase their share in the assets and results of the Company at an implicit purchase price of those assets substantially lower than their book value (which reflects the acquisition cost originally paid by the Company).

•	Maximum amount to be invested: Up to Ps. 45,000,000.
•

Maximum amount of Class B shares to be repurchased: those shares of the Class B of the common stock of the Company of Ps. 1 (one peso) nominal value per share and with the right to 1 (one) vote each that are equivalent to the maximum amount to be invested and that at no time exceed the maximum amount of shares of its own capital stock that the Company may own in conformity with applicable regulations.

•

Daily limit for transactions in the market: up to 25% of the average trading volume for the shares, combined for the markets in which they are quoted, for the 90 preceding days, in conformity with applicable regulations.

•	Price to be paid for the shares: Between a minimum of Ps. 0.50 per share and a maximum of Ps. 0.80 per share.
•

Term in which the repurchases shall be executed: 120 consecutive days, counted from the business day following the day on which the information is published in the Daily Gazette of the Bolsa de Comercio de Buenos Aires, subject to any reduction, renewal or extension of the term, of which the public shall be informed by these same means.

•

Origin of the funds: The acquisition of the shares shall be made with retained earnings as set forth in the financial statements for the nine-month period ended on September 30, 2008, which were approved by the Board of the Company at the meeting held on November 5, 2008. The Company possesses the liquidity necessary to consummate the repurchases without risking its solvency.

•	Amount of outstanding shares: As of November 14, 2008, the Company has 906,455,100 issued and outstanding shares, out of which it owns 400,000.
•

Internal communication: Directors, Internal Auditors and Officers shall be informed that, so long as a decision by the Company to repurchase its shares is in effect, they may not sell those shares of the Company that they directly or indirectly own or administer.

Sincerely,

Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR)

Jaime J. Barba

Attorney-in-Fact

Buenos Aires, November 17, 2008

To

BOLSA DE COMERCIO

DE BUENOS AIRES

Re: Results of Public Tender Offer to Repurchase Shares. Repurchase of Shares in the Market.

Ladies and gentlemen:

I am addressing this communication to the Bolsa de Comercio de Buenos Aires (the “BCBA”) in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (hereinafter the “Company” or “Edenor”) and in compliance with articles 2 and 3 of Chapter XXI of the Rules of the Comisión Nacional de Valores (the “CNV”) and with article 23 of the Listing Regulation, in relation to the public tender offer to repurchase shares of the Company (the “Offer”) whose launch, terms and conditions were decided by the Board of Edenor at the meetings held on October 23, 29 and 30, 2008, and which were communicated to the market by these same means on October 24, 29 and 30, 2008, to communicate its results.

I hereby inform you that, within the framework of the Offer, the Company received offers to sell 400,000 shares of the Class B common stock of the Company of Ps. 1 (one peso) nominal value per share and with the right to 1 (one) vote each, which were all accepted in accordance with the section “Procedure for Acceptance and Adjudication” of the terms and conditions of the Offer.

All the repurchases of shares within the framework of the Offer were made at a price of Ps. 0.65 (sixty five cents of a peso) per share and will be liquidated in conformity with the terms and conditions of the Offer.

Finally, I hereby inform you that the Board of the Company resolved at a meeting held on November 14 to determine the terms and conditions for the repurchase of Class B shares issued by the Company through transactions in the market for up to Ps. 45,000,000 within the terms of Article 68 of Law 17,811 (as updated by Decree 677/2001) and the Rules of the CNV.

Such procedure shall be subject to the following terms and conditions:

•

Purpose: The purpose of the repurchase of shares of the Company through transactions in the market within the terms of Article 68 of Law 17,811 (as updated by Decree 677/2001) and the Rules of the CNV is to advance the best interests of the shareholders that remain as such once such repurchases are completed, who, by virtue of the suspension of the voting and economic rights accompanying the shares to be repurchased in conformity with the applicable legislation, will increase their share in the assets and results of the Company at an implicit purchase price of those assets substantially lower than their book value (which reflects the acquisition cost originally paid by the Company).

•	Maximum amount to be invested: Up to Ps. 45,000,000.
•

Maximum amount of Class B shares to be repurchased: those shares of the Class B of the common stock of the Company of Ps. 1 (one peso) nominal value per share and with the right to 1 (one) vote each that are equivalent to the maximum amount to be invested and that at no time exceed the maximum amount of shares of its own capital stock that the Company may own in conformity with applicable regulations.

•

Daily limit for transactions in the market: up to 25% of the average trading volume for the shares, combined for the markets in which they are quoted, for the 90 preceding days, in conformity with applicable regulations.

•	Price to be paid for the shares: Between a minimum of Ps. 0.50 per share and a maximum of Ps. 0.80 per share.
•

Term in which the repurchases shall be executed: 120 consecutive days, counted from the business day following the day on which the information is published in the Daily Gazette of the Bolsa de Comercio de Buenos Aires, subject to any reduction, renewal or extension of the term, of which the public shall be informed by these same means.

•

Origin of the funds: The acquisition of the shares shall be made with retained earnings as set forth in the financial statements for the nine-month period ended on September 30, 2008, which were approved by the Board of the Company at the meeting held on November 5, 2008. The Company possesses the liquidity necessary to consummate the repurchases without risking its solvency.

•	Amount of outstanding shares: As of November 14, 2008, the Company has 906,455,100 issued and outstanding shares, out of which it owns 400,000.

•

Internal communication: Directors, Internal Auditors and Officers shall be informed that, so long as a decision by the Company to repurchase its shares is in effect, they may not sell those shares of the Company that they directly or indirectly own or administer.

Sincerely,

__________________________________

Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR)

Jaime J. Barba

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: November 18, 2008